UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 84579 / November 13, 2018

ADMINISTRATIVE PROCEEDING
File No. 3-18501

In the Matter of **Mullan Agritech, Inc.,** **ReliaBrand, Inc., and** **UBL Interactive, Inc.,** Respondents.	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO UBL INTERACTIVE, INC. N/K/A YINGHONG GUANGDA TECHNOLOGY LTD.

I.

  The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by UBL Interactive, Inc. n/k/a Yinghong Guangda Technology Ltd. ("UBLI" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on May 23, 2018, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

  Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to UBL Interactive, Inc. n/k/a Yinghong Guangda Technology Ltd. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   UBLI (CIK No. 1576778) is a Delaware corporation located in Beijing, China with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). UBLI's most recent filing with the Commission was for the period ended June 30, 2018. UBLI's As of May 21, 2018, the common stock of UBLI was quoted on OTC Link (formerly Pink Sheets) operated by OTC Markets Inc., had six market makers and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

      2.   UBLI has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it failed to file its required Forms 10-Q for the periods ended March 31, 2016 and 2017, June 30, 2016 and 2017, and December 31, 2015 and 2016. UBLI also failed to file its required Forms 10-K for the periods ended September 30, 2015 and 2016.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked. The revocation is effective as of November 14, 2018.[2]

For the Commission, by its Secretary, pursuant to delegated authority.

                                       Brent J. Fields
                                       Secretary

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

[2] This Order applies to all classes of Respondent's securities registered pursuant to Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this Order.